Exhibit 99.2

 Enables productive cytotoxic T cell interface*  Potent killing of HIV infected CD4 T cells  IMC-M113V redirects T cells to eliminate HIV-infected cells in vitro  * Research tool version of IMC-M113V  38  -14  -10  -9  25  0  50  75  100  -13 -12 -11  log [IMC-M113V], M  Targets: C8166 A2B2M cells (HLA-A2hi) + HIV  Effectors: CD8+ T cells from HIV-naïve donors  % elimination of HIV infected cells  EC50 = 2.9 pM  HIV gag protein  CD8 protein  T cell  HIV-infected CD4 T cell  Perforin

 Active dose definition: ≥ 4-fold increase in plasma IL-6 at 8-24 hours post-dose  39  Phase 1 Soluble T cell Receptors in Viral Eradication (‘STRIVE’)  A first in human, open-label dose escalation study evaluating IMC-M113V in people with treated HIV  Well tolerated and biologically active  Single Ascending Dose  Key Eligibility: Participants living with HIV (PLWH) on anti-retroviral therapy (ART)  Regimen: Single dose  Primary Objective: Safety  Key biomarker: T cell activation  1.6 mcg  n = 1  5 mcg  n = 1  15 mcg  n = 10  15 mcg was well tolerated and met pre-defined biomarker threshold for expansion

 PLWH: people living with HIV ART: anti-retroviral therapy ATI: ART treatment interruption  40  IMC-M113V multiple ascending dose portion now open  Goal is to determine safety and anti-viral activity  Key Eligibility: PLWH on ART  Regimen: Weekly for 12 weeks  Primary Objectives: Safety  Viral rebound (magnitude and kinetics)  IMC-M113V  24  Week 1 2 3 4 5 6 7 8 9 10 11 12  36  ART  ART  ATI  ART interrupted  W eekly monitoring  Step dose (initially 15 mcg)  Target dose (> 30 mcg)  Reservoir quantification (blood):  Cell-associated proviral DNA  Cell-associated HIV RNA  Follow-up  Assay  Measures  Proviral HIV DNA  Defective and intact virus  HIV Gag RNA  Active viral transcription  HIV viral rebound  Infectious virus  1  2  3  4  Secondary Objective: Anti-viral activity